GULFPORT LETTERHEAD

December 24, 2008

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

Attn:	Lily Dang
Anne Nguyen Parker

	Re:	Gulfport Energy Corporation
Form 10-K for Fiscal Year Ended December 31, 2007, filed on March 17, 2008 (“Form 10-K”)
Form 10-Q for Fiscal Quarter Ended September 30, 2008, filed on November 7, 2008 (“Form 10-Q”)
Definitive Proxy Statement, filed April 29, 2008, File No. 000-19514 (“Proxy Statement”)

Dear Ms. Dang:

On behalf of Gulfport Energy Corporation, a Delaware corporation (the “Company”), we respond to the comments received from Ms. Lily Dang, on behalf of the Securities and Exchange Commission Staff (the “Staff”), in a telephone message to the Company on Friday, December 19, 2008 relating to our responses to the Staff’s comment letter, dated December 3, 2008 (the “Comment Letter”), relating to the Form 10-K, Form 10-Q and Proxy Statement. In that telephone message, the Company was requested to provide proposed disclosure in response Staff Comments 3 and 6 and any other comments where such disclosure could make the review faster. In response, we have provided additional information with respect to Comments 3, 4 and 6.

Financial Statements

Note 5 – Property and Equipment, page F-14

3.	Comment: Additional disclosures pertaining to unproved properties and major development projects are required under Rule 4-10(c)(7)(ii) of Regulation S-X. These include the current status of properties and projects for which costs are excluded from amortization, the anticipated timing of the inclusion of such costs in amortization, and a table indicating the nature of costs by category and identifying the periods in which the costs were incurred.

Response: In future filings, we will include additional disclosures pertaining to unproved properties and major development projects as required under Rule 4-10(c)(7)(ii) of Regulation S-X. Representative disclosure would read as follows:

The following is a summary of Gulfport’s oil and gas properties not subject to amortization as of December 31, 2007:

	Costs Incurred in
	2007	2006	2005	Prior to 2005	Total
Acquisition costs	$35,714,000	$1,346,000	$111,000	$2,000	$37,173,000
Exploration costs	105,000	—	—	—	105,000

Total oil and gas properties not subject to amortization	$35,819,000	$1,346,000	$111,000	$2,000	$37,278,000

Securities and Exchange Commission

December 24, 2008

At December 31, 2007, approximately $1,106,000 of oil and gas properties related to the Company’s Belize properties was excluded from amortization as they related to non-producing properties. In addition, approximately $34,540,000 of non-producing leasehold costs resulting from the Company’s acquisition of West Texas Permian properties was excluded from amortization at December 31, 2007. Approximately $1,632,000 of non-producing leasehold costs related to the Company’s Southern Louisiana assets was also excluded from amortization at December 31, 2007. At December 31, 2006, approximately $1,459,000 of non-producing leasehold costs related to the Company’s Southern Louisiana assets was excluded from amortization.

Subject to industry conditions, evaluation of most of these properties and the inclusion of their costs in the amortized capital costs is expected to be completed within three to five years.

Engineering Comments

General

4.	Comment: Please provide to us specific information on your three largest proved undeveloped well locations. Please include for each project the following information:

•	an annual production and cash flow statement from the 2007 reserve report;

•	a summary of all relevant technical information, including offset production information from the same reservoir, that supports the classification of the reserves as proved;

•	the date at which each project was classified as proved;

•	a production graph showing the estimated future oil and gas production over time.

Response: The requested information was delivered to the Staff supplementally on Friday, December 19, 2008.

Securities and Exchange Commission

December 24, 2008

Properties, page 23

Proved Oil and Gas Reserves, page 23

6.	Comment: Please expand your disclosure to include the SEC definition of proved reserves as found in Rule 4-10(a) of Regulation S-X.

If your percentage of proved developed non-producing reserves is significant, please expand your disclosure to include this information.

Because of your large percentage of undeveloped reserves, please expand your disclosure to include the amount and percentage of undeveloped reserves that you converted to developed reserves in each of the last three years.

Response: We will expand our disclosure to include the SEC definition of proved reserves as found in Rule 4-10(a) of Regulation S-X.

When material, we will disclose in future filings the percentage of proved developed non-producing reserves. Representative disclosure would read as follows:

As of December 31, 2000    ,     % of our total proved reserves were classified as proved developed non-producing.

Because of our large percentage of undeveloped reserves, we will also expand our disclosures to include the amount and percentage of undeveloped reserves that we converted to developed reserves in each of the last three years. Representative disclosure would read as follows:

During 200    , 200     and 200    , we converted             BOE,             BOE and             BOE, respectively, of undeveloped reserves to developed reserves, representing     %,     % and     %, respectively, of our proved reserves.

If you have any questions with respect to the foregoing, please call the undersigned at (405) 848-8807.

Sincerely,

Michael G. Moore

Enclosures

cc:	Tim Doty

General Counsel

Seth R. Molay, P.C.

Akin Gump Strauss Hauer & Feld LLP